

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

Medicure Acquires Exclusive License to Sell and Market PREXXARTAN® in the U.S. from Carmel Biosciences

WINNIPEG, CANADA – (October 31, 2017) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, today announced that, through its subsidiary, Medicure International Inc., it has acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories from Carmel Biosciences, Inc. ("Carmel") for a seven year term with extensions to the term available.

PREXXARTAN® has been granted tentative approval by the U.S. Food and Drug Administration ("FDA"); the tentative approval is eligible for conversion to final approval by the end of 2017 and the Company intends to launch the product using its existing commercial sales force and infrastructure with a target commercial launch date before the end of the first quarter of 2018.

Medicure has acquired the license rights for an upfront payment of US$100,000, with an additional US$400,000 payable on final FDA approval. Carmel will also receive royalties and milestone payments from the net revenues of PREXXARTAN®.

"The licensing of PREXXARTAN® fits well with Medicure's mission of being a significant cardiovascular specialty pharmaceutical company focused on the U.S. market," commented Medicure's President and CEO, Albert D. Friesen, PhD. "PREXXARTAN® will add to Medicure's revenue in the near term and utilizes the current commercial infrastructure in place for AGGRASTAT® (tirofiban hydrochloride)."

"As a specialty cardiovascular pharmaceutical company, Medicure is an outstanding and knowledgeable partner for the distribution and commercialization of products such as PREXXARTAN®." said Bobby V. Khan, M.D., Ph.D., Carmel founder and Executive Director. "We believe this partnership validates the potential of PREXXARTAN® and our platform to focus on an unmet need — to expand treatment options to patients with hypertension and other cardiovascular diseases."

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company is the marketing and distribution of AGGRASTAT (tirofiban hydrochloride) in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:

James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the expected FDA approval for PREXXARTAN®, the target launch date for PREXXARTAN®, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2016.